24001414

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-69779 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

SEC Mail Processing
4 2024
Washington, DC

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: New Harbor Venture Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

215 Morris Avenue, Second Floor, Suite 7
(No. and Street)

| Spring Lake, | NJ | 07762 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark Bosland | (732) 359-7109 | mbosland@newharborvp.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

| 2121 AVENUE OF THE STARS #800 | CENTURY CITY, | CA | 90067 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| SEPTEMBER 15, 2020 | 6567 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Mark Bosland, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of New Harbor Venture Partners LLC, as of March 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

SEC Mail Processing
[illegible] 04 2024
Washington, DC

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# New Harbor Venture Partners LLC

# Financial Statement

# For the Year Ended March 31, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Member of New Harbor Venture Partners LLC:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of New Harbor Venture Partners LLC (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*DCPA*

DCPA

We have served as the Company's auditor since 2023.
Century City, California
May 28, 2024

**New Harbor Venture Partners LLC**
**Statement of Financial Condition**
**March 31, 2024**

## Assets

| | | |
|---|---|---|
| Cash | $ | 96,280 |
| Accounts receivable | | 18,584 |
| Prepaid expenses | | 1,933 |
| Other assets | | 543 |
| **Total assets** | $ | 117,340 |

## Liabilities and Member's Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 19,603 |
| **Total liabilities** | | 19,603 |
| Commitments and contingencies | | |
| **Member's Equity** | | |
| Member's equity | | 97,737 |
| **Total member's equity** | | 97,737 |
| **Total liabilities and member's equity** | $ | 117,340 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of New Harbor Venture Partners LLC (the "Company") is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

### Nature of Operations

The Company was organized on February 24, 2016 in the state of New Jersey as a limited liability company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved by FINRA on November 29, 2016. Its principal business activity is to provide private placement of securities for companies.

### Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting in accordance with United States Generally Accepted Accounting Principles ("GAAP").

### Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial as of March 31, 2024.

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company uses the straight-line method for calculating depreciation expense. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

### Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal and state income taxes are included in these financial statements.

## Note 1 - Summary of Significant Accounting Policies - Continued

### Leases

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a month-to-month basis, as they are incurred.

### Revenue Recognition: Private Placements

The Company earns placement fees in non-underwritten transactions, such as private placements of debt securities and equity securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract, and collectability is probable. Retainer fees are nonrefundable and recognized when earned.

During the year ended March 31, 2024, approximately 89% of the Company's revenues were generated from the private placement of three entities.

### Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Advertising Costs

Advertising costs are expensed as incurred.

## Note 2 - Accounts Receivable

As of March 31, 2024, the Company has outstanding accounts receivable of $18,584, due from customers.

**Note 3 - Property and Equipment**

Property and equipment consist of the following:

| | | Useful Life |
|---|---|---|
| Furniture and fixtures | $ 5,677 | 3 years |
| Computers and equipment | 13,357 | 3 years |
| Leasehold improvements | 2,874 | 15 years |
| Total property and equipment | 21,908 | |
| Less: accumulated depreciation | 21,908 | |
| Total property and equipment, net | $ 0 | |

Property and equipment were fully depreciated in prior years.

**Note 4 - Leases**

The Company has an informal month-to-month lease for office space in Spring Lake which is pays $1,500 per month.

The Company has an informal sub-leasing agreement under which it leases out a small space for $500 per month.

The Company also has an informal month-to-month lease for a small office space in which the Company pays $500 a month for this remote location.

**Note 5 - Commitments and Contingencies**

The Company had no commitments and had not been named as a defendant in any lawsuit as of March 31, 2024, or during the year then ended.

**Note 6 - Subsequent Events**

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Note 7 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2024, the Company had net capital and excess net capital of $76,677 and $71,677, respectively. The Company's ratio of aggregate indebtedness ($19,603) to net capital was 0.26 to 1, which is less than the 15 to 1 maximum allowed.

**Note 8 - Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.